Filed by Exar Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Sipex Corporation
Commission File No.: 1-33403

PRESS RELEASE

Contacts:

Ralph Schmitt, Chief Executive Officer J. Scott Kamsler, Sr. Vice President and CFO (510) 668-7000	For Release 4:00 p.m. EDT August 23, 2007

Exar Corporation Announces Results of Special Meeting of Stockholders Overwhelmingly Approving the Proposed Merger Transaction with Sipex Corporation

FREMONT, Calif., August 23, 2007 — Exar Corporation (NASDAQ: EXAR) today announced that its stockholders have voted to approve the issuance of shares of Exar common stock in Exar’s proposed acquisition of Sipex Corporation pursuant to a merger agreement entered into with Sipex. Preliminary results indicate that more than 76.9% of the Exar shares outstanding on the record date for the Exar special meeting were cast in favor of the share issuance, representing over 99% of the votes cast at the meeting.

“Today’s decisive vote marks the creation of an exciting opportunity for the combined enterprise that we expect to fully leverage,” said Ralph Schmitt, CEO of Sipex. “Moving forward, we will execute on our integration plans rapidly and, during the transition, continue to provide our customers with innovative products with a clear commitment to delivering service and support excellence.”

“I look forward to working with Ralph and the new management team as they drive Exar with expanded capabilities and scale to the next level,” said Richard L. Leza, Chairman of the Board of Exar Corporation. “Over time, we firmly believe that this transaction will serve as the foundation for increased shareholder value.”

On May 8, 2007, Exar and Sipex announced the signing of the merger agreement under which a wholly owned subsidiary of Exar will merge with and into Sipex and Sipex will continue as a wholly owned subsidiary of Exar. Approval of the merger agreement by Exar’s stockholders satisfies one of the conditions to the completion of the merger. Subject to other customary closing conditions, the merger is expected to be completed on August 25, 2007.

About Exar

Exar Corporation designs, develops and markets high-performance, analog and mixed-signal silicon solutions for a variety of markets including networking, serial communications, and storage. Leveraging its industry-proven analog design expertise and system-level knowledge,

Exar delivers to customers a wide array of technology solutions for current as well as next generation products. Exar is based in Fremont, California. For more information about Exar visit: http://www.exar.com.

About Sipex

Sipex Corporation is an analog semiconductor company that addresses standard linear and application specific standard products (ASSP) for customer systems that are primarily targeted at the consumer, networking and industrial markets. The products are categorized into three synergistic areas of power management, interface and optical storage. Sipex is a global company with operations in Asia, Europe and North America. Sipex is based in Milpitas, California. For more information about Sipex visit the website at http://www.sipex.com.

Additional Information and Where You Can Find It

Exar has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.